Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168006

Prospectus Supplement No. 4

(to Prospectus dated August 17, 2011)

10,250,000 SHARES

CURRENCYSHARES® SWISS FRANC TRUST

This Prospectus Supplement No. 4 amends and supplements our prospectus dated August 17, 2011 (the “Prospectus”) and should be read in conjunction with, and must be delivered with, the Prospectus, Prospectus Supplement No. 1 dated September 14, 2011, Prospect Supplement No. 2 dated March 20, 2012 and Prospectus Supplement No. 3 dated March 30, 2012.

Under “The Offering – Interest on deposits” on page 3 of the Prospectus, the fifth, sixth and seventh sentences in the first paragraph are hereby deleted and replaced in their entirety with the following: “The Depository may change the rate at which interest accrues, including reducing the interest rate to zero, based upon changes in the Tom-Next Overnight Indexed Swap rate (the “TOIS rate”), other market conditions or the Depository’s liquidity needs. The TOIS rate is an effective overnight reference rate for the Swiss Franc and is indicative of the interest rate banks charge each other on overnight loans made between them. Although the Depository may consider the TOIS rate in setting the interest rate, the rate paid to the Trust may be lower than the TOIS rate.”

The third sentence under the Risk Factor beginning “The interest rate paid by the Depository, if any, may not be the best rate…” on page 9 of the Prospectus is hereby deleted and replaced in its entirety with the following: “The Depository may change the rate at which interest accrues, including reducing the interest rate to zero, based upon the Depository’s belief that the TOIS Rate does not accurately reflect the market, other market conditions or the Depository’s liquidity needs.”

The definition of “BBA Rate” under Glossary of Terms” on page 12 of the Prospectus is hereby deleted.

The following is hereby inserted under “Glossary of Terms” on page 13 of the Prospectus immediately following the definition of “The WM Company”:

“TOIS rate” – The Tom-Next Overnight Indexed Swap rate for the Swiss Franc. The TOIS rate is an effective overnight reference rate for the Swiss Franc and is the benchmark for the interest rate to be paid to the Shareholders of the Trust.

Under “Investment Attributes of the Trust – Interest on Deposited Swiss Francs” on page 16 of the Prospectus, the third and fourth sentences in the first paragraph are hereby deleted and replaced in their entirety with the following: “The Depository may change the rate at which interest accrues based upon the Depository’s belief that the TOIS Rate does not accurately reflect the market, other market conditions or the Depository’s liquidity needs. Although the Depository may consider the TOIS Rate in setting the interest rate, the rate paid to the Trust may be lower than the TOIS Rate.”

The Prospectus shall remain unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is July 17, 2012